

May 8, 2013

<u>Via E-mail</u>
Mr. Daniel Spiegelman
Executive Vice President and
Chief Financial Officer
BioMarin Pharmaceutical Inc.
770 Lindaro Street
San Rafael, CA 94901

Re: BioMarin Pharmaceutical Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 26, 2013
Form 10-Q for the Quarterly Period ended March 31, 2013
Filed April 29, 2013
File No. 000-26727

Dear Mr. Spiegelman:

        We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-Q for the Quarterly Period ended March 31, 2013
Notes to the Consolidated Financial Statements.
Note 10. Inventory, page 11

1. Please provide us proposed revised disclosure to be included in future periodic reports indicating revisions to your accounting policy regarding capitalization of inventory costs prior to regulatory approval that specifically states the point during the FDA approval process that you determine a probable future benefit exists and the status of the FDA's consideration of the safety and efficacy of the drug/system and evaluation of the manufacturing process at that point. Disclose how you apply the lower of cost or market principle to your pre-launch inventory.

2. In addition, please provide us proposed revised disclosure to be included in future periodic reports that discusses the overall FDA approval process; the description should meaningfully relate to your accounting policy for pre-launch inventory. For each product with significant costs capitalized in inventory prior to regulatory approval, discuss the following:

    - The current status of the approval process, including any contingencies needed to be resolved prior to obtaining FDA approval, the risks affecting the probability of obtaining FDA approval, and the estimated timing of obtaining approval.
    - The specific nature of any safety and efficacy, manufacturing, and marketing or labeling issues outstanding and why you do not believe those issues affect its probable future benefit conclusion.
    - The remaining shelf life of each product, as of each balance sheet date presented, and why you believe you will be able to realize the inventory prior to the expiration of the shelf life.
    - The risks and uncertainties surrounding market acceptance of the product once approved and how this will affect the realization of the asset.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:
    - the company is responsible for the adequacy and accuracy of the disclosure in the filings;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions. In this regard, do not hesitate to contact me at (202) 551-3679.

                                        Sincerely,

                                        /s/ Jim B. Rosenberg

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant